U.S. Securities and Exchange Commission
                     Washington, D.C. 20549

                           Form 10-SB

 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                            ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Fairfax Group, Inc.
          (Name of Small Business Issuer in its charter)

Florida                                          65-0832025
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

 6758 N. Military Trail, Unit 303 West Palm Beach, Florida 33407
    (Address of principal executive offices)(Zip Code)

           Issuer's telephone number, (561) 840-9100

                         With Copy To:
                      David M. Bovi, Esq.
                      David M. Bovi, P.A.
                  324 Datura Street, Suite 200
                 West Palm Beach, Florida 33401


Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered



Securities to be registered under Section 12(g) of the Act:

                 Common Stock, $0.01 Par Value
                        (Title of class)


                        (Title of class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

DESCRIPTION OF BUSINESS.

GENERAL

     Fairfax Group, Inc. (the "Company"), was incorporated under the laws of the State of Florida on April 23, 1998 as a wholly owned subsidiary of Fairfax Group, Inc., a Nevada corporation ("Fairfax Nevada"). On September 8, 1998, the Company became the successor corporation to a merger between Fairfax Nevada and the Company.

     Fairfax Nevada was incorporated under the laws of the State of Nevada on March 9, 1982 as Resorts Marketing Unlimited, Inc. It was authorized to issue Twenty Five Million (25,000,000) shares of common stock, $0.001 par value. Since its inception, Fairfax Nevada never engaged in any substantive commercial business or other business operations. In July, 1995, Fairfax Nevada had a shareholder base of approximately 500 shareholders with approximately 2,050,000 shares outstanding. On July 11, 1995, Mr. Fred Keller, an individual, purchased an aggregate of 1,800,000 shares from Twelve
(12) Fairfax Nevada shareholders and became the sole affiliate shareholder of the Company. In September 1995, Fred Keller, Trustee, Keller Trust, assigned certain judgments (the "Judgements") to Fairfax Nevada in Exchange for Four Million (4,000,000) shares of Fairfax Nevada valued at $100,000 or $0.025 per share issued to Fred Keller, an individual. Fairfax Nevada never successfully collected on the Judgments, and on February 24, 1998, Fairfax Nevada reassigned the Judgements to Fred Keller in exchange for $1,000 cash and Fred Keller making a $1,000 loan to the Company.

     As described above, on September 8, 1998, the Company and Fairfax Nevada merged, and the Company is the successor corporation to the merger. The primary purpose of the merger was to redomicile Fairfax Nevada to the State of Florida in order for Fairfax Nevada to become a Florida corporation. Among other things, the plan of merger provided that each share of the Company's capital stock issued and outstanding prior to the merger, and each share of the Company's capital stock held in treasury prior to the merger, would cease to exist; and each share of Fairfax Nevada's capital stock issued and outstanding prior to the merger, and each share of the Fairfax Nevada's capital stock held in treasury prior to the merger, would cease to exist and be converted into an equal number of shares of the Company's capital stock identical with the Fairfax Nevada shares being exchanged.

     The Company is in its early developmental and promotional stages. The Company is a "shell" company conducting virtually no business operation, other than its efforts to seek merger partners or acquisition candidates. The Company does not engage in any substantive commercial business or other business operations. The Company has no full time employees and owns no real estate.

     The Company is a corporate vehicle created to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). On February 5, 1999, the Company elected to register the Company's common stock, par value $0.01 (the "Common Stock") pursuant to this Form 10-SB registration statement on a voluntary basis in order to create a reporting "shell" company. The Company has a shareholder base of approximately 500 shareholders and 6,150,000 shares of Common Stock outstanding, 5,800,000 of which are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Securities". Pursuant to resolution of the Company's board of directors, no Business Combination may occur prior to the Company obtaining the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) promulgated under the Exchange Act.

     Upon the effectiveness of this registration statement, the Company intends to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of management, could provide a profit to the Company and its shareholders. The Company intends to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. The Company's efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, the Company reserves the right to acquire a Target Business located primarily elsewhere. While the Company may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of its limited resources, the Company will, in all likelihood, have the ability to effect only a single Business Combination. The Company may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. Present management of the Company may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. Presently, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation.

     The discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

"SHELL" CORPORATION

Background.

     Since the Company conducts virtually no business operations, other than its efforts to effectuate a Business Combination, the Company can be characterized as a "shell" corporation. As a shell corporation, the Company faces special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a new or "start-up" company, the Company faces all of the unforeseen costs, expenses, problems, and difficulties related to new companies. The Company is dependent upon its officers and directors and their efforts to effectuate a Business Combination. Accordingly, the Company's shareholders will not have an opportunity to evaluate the specific merits or risks of any one or more Business Combinations and will have no control over the decision making relating to such. In the event the Company loses the services of any of these officers or directors, the Company could be adversely affected.

     Due to the limited capital available to the Company, the consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings. A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, facilitate raising capital through the public sale of securities of which a prior existence of a public market for its securities exists, and/or acquire additional assets through the issuance of securities rather than for cash.

     No trading market in the Company's securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in the Company's securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in the Company's securities will develop. The Company presently has 6,150,000 shares of Common Stock outstanding, of which 5,800,000 of such shares are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Presently, so long as all other conditions of Rule 144 are met, 5,800,000 of such shares are eligible for sale under Rule
144, as currently in effect.   No assurances are made; however, that Rule 144
will be available at any time for any shareholder's shares. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. See "Market for Common Equity and Related Stockholder Matters".

     The Company cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that the Company will be able to effectuate a Business Combination on terms favorable to the Company. The Company might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, the Company and its shareholders might not realize any type of profit.

Unspecified Industry and Target Business.

     The Company will seek to acquire a Target Business without limiting itself to a particular industry. Most likely, the Target Business will be primarily located in the United States, although the Company reserves the right to acquire a Target Business primarily located outside the United
States. In seeking a Target Business, the Company will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: real estate, health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development or
(ii) is engaged in wholesale or retail distribution. To date, the Company has not selected any particular industry or any Target Business in which to concentrate its Business Combination efforts. Accordingly, the Company is only able to make general disclosures concerning the risks and hazzards of effectuating a Business Combination with a Target Business since there is presently no current basis for the Company to evaluate the possible merits or risks of the Target Business or the particular industry in which the Company may ultimately operate. Any Target Business that is selected will be required to have audited financial statements prior to the commencement of a the Business Combination. To the extent the Company effects a Business
Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), the Company will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that the Company effects a Business Combination with a Target Business in an industry characterized by a high level of risk, the Company will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, there can be no assurances that the Company will properly ascertain or assess all significant risk factors.

Probable Lack of Business Diversification.

     As a result of the limited resources of the Company, the Company, in all likelihood, will have the ability to effect only a single Business Combination. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business. Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly likely that the Company will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. The Company's probable lack of diversification could subject the Company to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which the Company may operate subsequent to consummation of a Business Combination. The prospects for the Company's success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of management assistance to the

Target Business by the Company, there can be no assurance that the Target Business will prove to be commercially viable.

Limited Ability to Evaluate Target Business' Management.

     While the Company's ability to successfully effect a Business Combination will be dependent upon certain key personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. It is unlikely that any of the Company's key personnel will remain associated in any operational capacity with the Company following a Business Combination. Moreover, there can be no assurances that such personnel will have any experience or knowledge relating to the operations of the particular Target Business. Furthermore, although the Company intends to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there can be no assurances that the Company's assessment of such management will prove to be correct, especially since none of the Company's current key personnel are professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons". Accordingly, the Company will be dependant, in some significant respects, on the ability of the management of the Target Business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company. The Company may also seek to recruit additional managers to supplement the incumbent management of the Target Business. There can be no assurances that the Company will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

Opportunity for Shareholder Evaluation or Approval of Business Combinations.

     Non-affiliate shareholders, if any, of the Company will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to the Company in connection with selecting a potential Business Combination until after the Company has entered into an agreement to effectuate a Business Combination. Such agreement to effectuate a Business Combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, non-affiliate shareholders of the Company will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination. See "Certain Relationships and Related Transactions".

Selection of a Target Business and Structuring of a Business Combination.

     The Company's management anticipates that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of the

Company's search for the acquisition of a Target Business requires maximum flexibility inasmuch as the Company will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among the Company's acquisitions may not permit the Company to offset potential losses from one venture against profits from another. Management of the Company will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, management will consider, among other factors, the following factors which are not listed in any particular order:

     - financial condition and results of operation of the Target Business;

     - growth potential and projected financial performance of the Target Business and the industry in which it operates;

     - experience and skill of management and availability of additional personnel of the Target Business;

     -  capital requirements of the Target Business;

     - the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;

     -  the location of the Target Business;

     -  competitive position of the Target Business;

     - stage of development of the product, process or service of the Target Business;

     - degree of current or potential market acceptance of the product, process or service of the Target Business;

     - possible proprietary features and possible other protection of the product, process or service of the Target Business;

     - regulatory environment of the industry in which the Target Business operates;

     -  costs associated with effecting the Business Combination; and

     - equity interest in and possible management participation in the Target Business.

     The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management of the Company in connection with effecting a Business Combination consistent with the Company's business objective. In many instances, it is anticipated that the historical operations of a Target Business may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a Target Business to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may engage in a Business Combination with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because in many instances, management of the Target Business will not have proven its abilities or effectiveness, the eventual market for the products or services of the Target Business will likely not be established, and the Target Business may not be profitable subsequent to a Business Combination.

     The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. In connection with its evaluation of a prospective Target Business, management anticipates that it will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to the Company. The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. The Company's management intends to devote only a small portion of their time, approximately 25%, to the affairs of the Company and, accordingly, consummation of a Business Combination may require a greater period of time than if the Company's management devoted their full time to the Company's affairs. However, each officer and director of the Company will devote such time as they deem reasonably necessary, up to 100%, to carry out the business and affairs of the Company, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to the business and affairs of the Company may vary significantly depending upon, among other things, whether the Company has identified a Target Business or is engaged in active negotiation of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to the Company and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize. In the event the Company depletes its present cash reserves, the Company might be forced to cease operations and a Business Combination might not occur.

     The Company anticipates that it will locate and make contact with Target Businesses primarily through the reputation and efforts of its management, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as management deems appropriate. The Company's management and affiliate shareholder have a network of contacts in the State of Florida, and will most likely concentrate its search efforts for a Target Business in this geographic area. Management does not intend to actively solicit or contact prospective Targets directly. Rather, management believes that prospective Target Businesses will be referred to the Company through management's network of contacts. Existing clientele of the Company's affiliate shareholder may be considered potential Target Businesses; however, the Company will not engage in any discussions regarding the possibility a Business Combination with the Company until after the effective time of this registration statement. The Company also expects that many prospective Target Businesses will be brought to its attention from various other non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. The Company has neither the present intention, nor does the present potential exist for the Company, to consummate a Business Combination with a Target Business in which the Company's management, promoters, or their affiliates or associates directly or indirectly have a pecuniary interest, although no existing corporate policies of the Company would prevent this from occurring. The Company will not advertise or promote itself in any financial or trade publications, or any other type of written publications or other type of media, to seek potential Target Businesses. Although there are no current plans to do so, the Company may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since the Company has no current plans to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. In no event will the Company pay a finder's fee or commission to officers or directors of the Company or any entity with which they are affiliated for such service. Moreover, in no event shall the Company issue any of its securities to any officer, director or promoter of the Company, or any of their respective affiliates or associates, in connection with activities designed to locate a Target Business.

     As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. The Company will evaluate the possible tax consequences f any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment to the Company, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to the Company's tax treatment of a particular consummated Business Combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to the Company, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

     Although the Company has no commitments as of the date of this registration statement to issue any shares of Common Stock, preferred stock, options or warrants, other than as described in this registration statement, the Company will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of the Company's stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in control of the Company is likely to occur which will likely affect, among other things, the Company's ability to utilize net operating loss carry forwards, if any. Any such change in control may also result in the resignation or removal of the Company's present officers and directors. If there is a change in management, no assurance can be given as to the experience or qualification of such persons, either in the operation of the Company's activities or in the operation of the business, assets or property being acquired. Management considers it likely that in order to consummate a Business Combination, a change in control will occur; therefore, management anticipates offering a controlling interest in the Company to a Target Business in order to effectuate a Business Combination.

     The officers and directors of the Company may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management or affiliates of management. It is likely that no other shareholder of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that such selling officers and directors will be provided. Pursuant to Section. 607.0902(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation, as amended, which has the effect of removing the Company from the purview of the control-share acquisition statute promulgated under Section 607.0902 of the Florida Business Corporation Act and hence, the protection afforded by such statute. Section. 607.0902 of the Florida Business Corporation Act denies corporate control to an acquirer of control shares by extinguishing the voting rights of shares of an "issuing public corporation", as defined therein, acquired in a "control share acquisition", as defined therein. Voting rights may be reinstated to the extent provided in a shareholders' resolution approved by (1) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series and (2) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series, excluding all "interested shares" (ie., generally speaking, those shares that may be voted by or at the direction of a person who made a control-share acquisition or an officer or employee/director of the subject "issuing public corporation"). The acquisition of shares is not directly affected, only the voting rights attendant to control shares. Other shares of the same corporation that are owned or acquired by the same person are not affected. The stated purpose of the control share acquisitions statute is to protect Florida shareholders by affording them an opportunity to decide whether a change in corporate control is desirable. By removing the Company from the purview of Florida's control-share acquisition statute, shares of an "issuing public corporation" acquired pursuant to a control acquisition are not deemed to be "control-share acquisitions", which, in the Company's case, effectively denies non-management/non-affiliate shareholders an opportunity to approve or consent to an acquirer's purchase of such management or affiliate's stock pursuant to a Business Combination. See "Description of Business - Shell Corporation - Conflicts of Interest".

     There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to the Company to effect a Business Combination or otherwise finance the operations of the Target Business. However, the Company's limited resources and lack of operating history could make it difficult for the Company to borrow additional funds from other sources. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, potential lenders' evaluation of the Company's ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. The Company does not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in the best interests of the Company. The inability of the Company to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on the Company's financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

     If securities of the Company are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable federal or state securities laws or registered for public distribution. The Company intends to primarily target only those companies where an exemption from registration would be available; however, since the structure of the Business Combination has yet to be determined, no assurances can be made that the Company will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in the Company's Common Stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of the Company's Common Stock in any market which may develop in the Company's Common Stock. Further, such issuance of additional securities of the Company would result in a decrease in the percentage ownership of the Company's present shareholders.

     Due to the Company's small size and limited amount of capital, considerable business constraints could be imposed on the Company with respect to its ability to raise additional capital if and when needed. Until such time as any enterprise, product or service which the Company acquires generates revenues sufficient to cover operating costs, it is conceivable that the Company could find itself in a situation where it needs additional funds in order to continue its operations. This need could arise at a time when the Company is unable to borrow funds and when market acceptance for the sale of additional shares of the Company's Common Stock does not exist. See "Management's Discussion and Analysis or Plan of Operation".

Conflicts of Interest.

     None of the Company's affiliates, officers and directors are required to commit their full time to the affairs of the Company and, accordingly, such persons may have conflicts of interest in allocating management time among various business activities. The affiliates, officers and directors of the Company may engage in other business activities similar and dissimilar to those engaged in by the Company. To the extent that such persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to the Company.

     Presently, Mr. Keller and Mr. Porter are involved in overseeing and controlling their various holdings and investments. Mr. Ritts is the Chief Financial Officer of Kellway Company, and Mr. Korte is involved in the management of Kellway Company, a private commercial/industrial real estate investment and management company. See "Directors, Executive Officers, Promoters and Control Persons". Also, certain affiliates, officers and directors of the Company may in the future become affiliated with additional other entities, which may engage in business activities similar to those intended to be conducted by the Company. Such potential conflicts of interest include, among other things, time, effort and corporate opportunity involved in their participation in other business transactions. As no policy has been established for the resolution of such a conflict, the Company could be adversely affected should such affiliates, officers or directors choose to place their other business interests before those of the Company. No assurance can be given that such potential conflicts of interest will not cause the Company to lose potential opportunities.

     In the course of their other business activities, including private investment activities, the Company's affiliates, officers, and directors may become aware of investment and business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are affiliated. Such persons may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of corporations are required to present certain business opportunities to such corporations. Accordingly, as a result of multiple business affiliations, the Company's officers and directors may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in favor of the Company. The Company may consider Business Combinations with entities owned or controlled by persons other than those persons described above. There can be no assurances that any of the foregoing conflicts will be resolved in favor of the Company.

     The officers and directors of the Company may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management or affiliates. Pursuant to Section. 607.0902(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation, as amended, which has the effect of removing the Company from the purview of the control-share acquisition statute promulgated under Section 607.0902 of the Florida Business Corporation Act and hence, the protection afforded by such statute. Thus, it is likely that no other shareholder of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that such selling officers, directors or affiliates will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to such management or affiliate's stock purchase. See "Description of Business - Shell Corporation
- Selection of a Target Business and Structuring of a Business Combination".

Investment Company Act and Other Regulation

     The Company may participate in a Business Combination by purchasing, trading or selling the securities of such Target Business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a Business Combination as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Securities Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the Company's plan of operation does not contemplate the resale of an acquired Target Business' securities, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Securities Act to effect such resale.

     An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Penny Stock Regulations - State Blue Sky restrictions - Restrictions on Marketability.

     The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers sell the Company's securities and also may affect the ability of shareholders of the Company to sell their shares of the Company in the secondary market.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

     Shareholders should be aware that, according to Securities and Exchange

Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     The Company has 50,000,000 shares of authorized Common Stock with 6,150,000 shares of Common Stock outstanding. See "Description of
Securities". No trading market in the Company's securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in the Company's securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in the Company's securities will develop. The Company presently has 6,150,000 shares of Common Stock outstanding, of which 5,800,000 of such shares are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Presently, so long as all other conditions of Rule 144 are met, 5,800,000 of such shares are eligible for sale under Rule 144, as currently in effect. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale. See "Market for Common Equity and Related Stockholder Matters".

COMPETITION

     The Company expects to encounter intense competition from other entities having a business objective similar to that of the Company. Many of these entities are well-established and have extensive experience in connection with identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than the Company and there can be no assurances that the Company will have the ability to compete successfully. The Company's financial resources will be limited in comparison to those of many of its competitors. This inherent competitive limitation could compel the Company to select certain less attractive Target Businesses for a Business Combination. There can be no assurances that such Target Businesses will permit the Company to meet its stated business objective. Management believes, however, that the Company's status as a reporting public entity could give the Company a competitive advantage over privately held entities having a similar business objective to that of the Company in acquiring a Target Business with significant growth potential on favorable terms.

UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS

    In the event that the Company succeeds in effecting a Business Combination, the Company will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, the Company will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

FEDERAL SECURITIES LAWS COMPLIANCE

     Under the Federal securities laws, companies reporting under the Exchange Act must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for a Target Business with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, the Company's policy is to only effect a Business Combination with a Target Business that has available the requisite audited financial statements. See "Description of Securities--Securities Exchange Act of 1934".

FACILITIES

     The executive and business office of the Company consist of office space located at 6758 N. Military Trail, Unit 303 West Palm Beach, Florida 33407. Pursuant to a written lease agreement (the "Lease") between the Company and Fred Keller, Trustee, Land Trust No. 1. Mr. Keller is an affiliate shareholder of the Company. The term of the lease is for a period of one year beginning April 15, 1998 and ending April 14, 1999 with an annual base rent of $26,400 per year, plus Florida tax and other increases as described in the Lease. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and Related Transactions".

EMPLOYEES

     As of the date of this Prospectus, the Company is in the development stage and currently has no full time employees. Management of the Company serves the Company on a part time basis. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating Target Businesses. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific Business Combination.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

     The Company is presently a development stage company conducting virtually no business operation, other than its efforts to effect a Business Combination with a Target Business which the Company considers to have significant growth potential. To date, the Company has neither engaged in any operations nor generated any revenue. It receives no cash flow. The Company will carry out its plan of business as discussed above. See "Description of Business". The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a Business Combination or whether its capital will be further depleted by the operating losses, if any, of the Target Business which the Company effectuates a Business Combination with.

     Presently, the Company is not in a position to meet its cash requirements for the remainder of its fiscal year or for the next 12 months. The Company does not generate any cash revenue or receive any type of cash flow. Since February of 1997 Fred Keller, Trustee, Fred Keller Trust an affiliate shareholder of the Company, has made loans to the Company on an almost month by month basis in the form of demand notes payable bearing interest at the prime rate plus two percent adjusted quarterly. The Company's operating costs, which includes professional fees and costs related to a Business Combination, are likely to approximate $100,000 during the next 12 months.
It is likely that a Business Combination might not occur during the next 12 months. In the event the Company cannot meet its operating costs prior to the effectuation of a Business Combination, the Company may cease operations and a Business Combination may not occur.

     Prior to the occurrence of a Business Combination, the Company may be required to raise capital through the sale or issuance of additional securities in order to ensure that the Company can meet its operating costs prior to the effectuation of a Business Combination. As of the date of this registration statement, no commitments of any kind to provide additional funds have been made by Fred Keller, Trustee, Fred Keller Trust, management, other present shareholders or any other third person. There are no agreements or understandings of any kind with respect to any loans from such persons on behalf of the Company. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company can no longer borrow funds from Fred Keller, Trustee, Fred Keller Trust, and the Company elects to raise additional capital prior to the effectuation of a Business Combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

DESCRIPTION OF PROPERTY.

     The executive and business office of the Company consist of office space located at 6758 N. Military Trail, Unit 303 West Palm Beach, Florida 33407. Pursuant to a written lease agreement (the "Lease") between the Company and Fred Keller, Trustee, Land Trust No. 1, an affiliate shareholder of the Company. The term of the lease is for a period of one year beginning April 15, 1998 and ending April 14, 1999 with an annual base rent $26,400 per year, plus Florida tax and other increases as described in the Lease. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and Related Transactions".

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to the Company to be the beneficial owner of more than five percent (5%) of Company's Common Stock:


Name and Address                            Amount and Nature       Percent of Class
of Beneficial Owner                         of Beneficial Owner

Fred Keller                                      5,800,000                94.3%
6758 North Military Trail, Suite 303
West Palm Beach, Florida 33407



     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:



Name and Address                           Amount and Nature        Percent of Class
of Beneficial Owner                        of Beneficial Owner

Ernest L. Porter                                    -                     0%
6758 North Military Trail, Suite 303
West Palm Beach, FL 33407

William H. Ritts                                    -                     0%
6758 North Military Trail, Suite 303
West Palm Beach, FL 33407

Kember C. Korte                                     -                     0%
6758 North Military Trail, Suite 301
West Palm Beach, FL 33407

All Officers and Directors
     as a Group (3 persons).                        -                     0%



DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The current directors and executive officers of the Company are as follows:

     Name                     Age   Position

     Earnest L. Porter        60    Director, Chief Executive Officer,
                                    President

     William H. Ritts, III    55    Director, Chief Financial Officer,
                                    Secretary

     Kember C. Korte          47    Director

_________________________

     Mr. Porter has served as a Director and Chief Executive Officer of the Company since its inception in April of 1998. From September 1997 to April 1998, Mr. Porter worked as a Senior Loan Officer at Flagship Mortgages Services, a division of Republic Bank, West Palm Beach, Florida. From
June 1988 to September 1998, Mr. Porter served as the President and Chief Executive Officer of Florida Realty Group, Inc. a private real estate investment company. Mr. Porter received his Bachelor of Arts Degree in English from Stetson University in 1961.

     Mr. Ritts has served as a Director, Chief Financial Officer and Secretary of the Company since December 1998. Mr. Ritts presently also serves as the Chief Financial Officer of Kellway Company, a private commercial/industrial real estate investment and management company. From 1996 to December 1998, Mr. Ritts served as Chief Financial Officer and Senior Vice President of City Auto Resources, Inc., a private automobile financing company. From 1994 to 1995, Mr. Ritts served as Treasurer and Chief Financial Officer of General Acceptance Corporation, a publically traded automobile financing company. Mr. Ritts received his Bachelor of Science Degree in Accounting from Pennsylvania State University in 1965.

     Mr. Korte has served as a director and of the Company since February 1999. From 1987 to present, Mr. Korte also serves as a Vice President and General Manager of Kellway Company, a private commercial/industrial real estate investment and management company. Mr. Korte received his Bachelor of Arts Degree in English from Salisbury State University in 1973.

     For the past 40 years, Mr. Fred Keller, an affiliate shareholder of the Company, has been a self-employed investor, investing primarily in real estate.

     There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers and directors of the Company are acting on behalf of or will act at the discretion of any other person.

     Presently, the only persons who perform material operations on behalf of the Company are the Company's officers and directors. Until such time as a Business Combination occurs, the officers and directors of the Company do not expect any significant changes in the composition of the Company's officers or board of directors. See "Directors, Executive Officers, Promoters and Control Persons".

OTHER BLANK CHECK ACTIVITIES

     None of the Company's executive officers, directors, and principal shareholders have previously held management positions in or promoted other blank check companies.

EXECUTIVE COMPENSATION.


     Executive Compensation.

                                                                             Long Term Compensation
                       Annual Compensation                                 Awards                Payouts
  (a)             (b)         (c)         (d)          (e)          (f)         (g)           (h)            (i)
                                                     Annual      Restricted  Securities                   All Other
Name &                                               Compen-     Stock       Underlying      LTIP         Compen-
Position         Year      Salary($)    Bonus($)     sation      Award(s)    Options/        Payouts      sation
                                                       ($)          ($)      Sars(#)           ($)           ($)
Rose Keller.
Director,
President
Secretary(1)     1998        -0-          -0-          -0-         -0-          -0-             -0-           -0-

Ernest L.
Porter.
Director
Chmn. of the
Board/Presi
dent/CEO         1998       30,000        -0-          -0-          -0-         -0-             -0-           -0-

____________________________________


     (1) The positions held by Ms. Keller were with respect to the Company's predecessor, Fairfax Group, Inc., a Nevada
         Corporation.

Compensation of Directors

     During 1998, no other officer or director received any type of compensation from the Company for serving as such.

     For 1999, in consideration for serving as directors of the Company, the Company compensates each of its directors $1,000 per year plus expenses related to serving as a director of the Company. Until the Company effectuates a Business Combination, it is not anticipated that any other officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions". The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company was incorporated under the laws of the State of Florida on April 23, 1998 as a wholly owned subsidiary of Fairfax Group, Inc., a Nevada corporation ("Fairfax Nevada"). On September 8, 1998, the Company became the successor corporation to a merger between Fairfax Nevada and the Company. The primary purpose of the merger was to redomicile Fairfax Nevada to the State of Florida in order for Fairfax Nevada to become a Florida corporation. Among other things, the plan of merger provided that each share of the Company's capital stock issued and outstanding prior to the merger, and each share of the Company's capital stock held in treasury prior to the merger, would cease to exist; and each share of Fairfax Nevada's capital stock issued and outstanding prior to the merger, and each share of the Fairfax Nevada's capital stock held in treasury prior to the merger, would cease to exist and be converted into an equal umber of shares of the Company's capital stock identical with the Fairfax Nevada shares being exchanged.

     No officer, director promoter or affiliate of the Company as or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

     It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described in this registration statement. See "Executive Compensation".

     Although management has no current plans to cause the Company to do so, the officers and directors of the Company may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management or affiliates of management. Thus, it is likely that no other shareholder of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that such selling officers, directors or affiliates will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to such management or affiliate's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination". It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

     Since February, 1997, Fred Keller, Trustee, Fred Keller Trust, an affiliate shareholder of the Company, has made loans to the Company on an almost month by month basis in the form of demand notes payable bearing interest at the prime rate plus two percent (2%) adjusted quarterly. As of the date of this registration statement, the aggregate value of the principle on such loans approximate $89,400.

     Pursuant to Section 607.0901(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation, as amended, which has the effect of removing the Company from the purview of the affiliated transaction statute promulgated under Section 607.0901 of the Florida Business Corporation Act and hence, the protection afforded by such statute. Section 607.0901 applies to transactions between a corporation and an "interested shareholder" (i.e., generally speaking, a "beneficial owner" of more than 10% of the outstanding voting shares of such corporation) or any "affiliate" or "associate" of the interested shareholder, as defined in the statute. In general, the statute requires that either a majority of the disinterested directors or a super majority of the disinterested shareholders of the corporation approve certain significant corporate transactions with certain related or "affiliated" parties -- "affiliated transactions". By removing the Company from the purview of Florida's affiliated transaction statute, the special shareholder and director voting requirements of the statute do not apply to affiliated transactions with the Company.

LEGAL PROCEEDINGS.

     As of the date hereof, the Company is not a party to any material legal proceedings, nor is it aware of any threatened litigation of a material nature.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

     No public trading market presently exists for the Company's Common Stock, and there are no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of the Company's securities. No shares of Common Stock have been registered for resale under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for the Company's securities to be a limited one.

     Pursuant to resolution of the Company's board of directors, the Company will not develop any trading market in the Company's Common Stock until such time as a Business Combination is effectuated and the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) are filed with the SEC. No assurances are made, however, that a trading market for the Company's Common Stock will ever develop.

     No shares of Common Stock of the Company are presently subject to outstanding options or warrants to purchase, or securities convertible into,
common equity of the Company.   Approximately 500 shareholders hold the
Company's Common Stock. The Company presently has 6,150,000 shares of Common Stock outstanding, of which 5,800,000 of such shares are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Presently, so long as all other conditions of Rule 144 are met, 5,800,000 of such shares are eligible for sale under Rule 144, as currently in effect. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. The Company has not provided to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

     In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is traded on a national securities exchange or the NASDAQ system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares.

     The Company has no present plans, proposals, arrangements, understandings or intention of selling any amount of shares of Common Stock in the public market subsequent to a Business Combination. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop. No prediction can be made as to the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time.

DIVIDENDS

    The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES.

     As of the date of this registration statement, during the past three years, no shares of the Company's Common Stock have been issued in a transaction not registered under the Securities Act.

DESCRIPTION OF SECURITIES.

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock. As of the date of this registration statement 6,150,000 shares of Common Stock are outstanding, held of record by approximately 500 shareholders. No other type of securities are authorized by the Company at this time.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. By virtue of his ownership of more than 50% of the outstanding Common Stock, Mr. Fred Keller, the Company's sole affiliate shareholder can elect all of the directors of the Company. Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given within ten days to all other shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common
Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights. All of the outstanding shares of Common Stock are fully paid and non-assessable.

DIVIDENDS

    The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

SECURITIES EXCHANGE ACT OF 1934

    By virtue of filing this registration statement, the Company is making an application with the Commission to register its Common Stock under the provisions of Section 12(g) of the Exchange Act. Such registration will require the Company to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act. If the Company seeks shareholder approval of a Business Combination at such time as the Company's securities are registered pursuant to Section 12(g) of the Exchange Act, the Company's proxy solicitation materials required to be transmitted to shareholders may be subject to prior review by the Securities and Exchange Commission. Under the federal securities laws, public companies must furnish certain information about significant acquisitions, which information may require audited financial statements of an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, if a prospective Target Business did not have available and was unable to reasonably obtain the requisite audited financial statements, the Company could, in the event of consummation of a Business Combination with such company, be precluded from (i) any public financing of its own securities for a period of as long as three years, as such financial statements would be required to undertake registration of such securities for sale to the public; and (ii) registration of its securities under the Exchange Act. As a result these requirements, and in order to remain in compliance with the Company's board of director's resolution, Target Businesses will be required to possess the requisite audited financial statements prior to the consummation of a Business Combination. See "Description of Business- General" and "Market For Common Equity and Related Stockholder Matters-Market Information".

     In the event the Company's obligation to file periodic reports under the Exchange Act is suspended, the Company presently intends to continue to file such periodic reports on a voluntary basis.

CERTAIN PROVISIONS OF THE COMPANY'S BYLAWS

     The Company's bylaws provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law. See "Indemnification of Directors and Officers".

TRANSFER AGENT

     The Company's transfer agent is CJB Transfer Services located at 400 Inverness Drive South, Suite 200, Englewood, Colorado 80112.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's bylaws contain the broadest form of indemnification for its officers and directors and former officers and directors permitted under Florida law. The Company's bylaws generally provide that: The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith. Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

     Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

     The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may he entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

FINANCIAL STATEMENTS








Independent Auditor's Report



To the Board of Directors and Stockholders
  of Fairfax Group, Inc.
West Palm Beach, Florida

We have audited the accompanying balance sheets of Fairfax Group, Inc. (a development stage company) as of February 28, 1998 and 1997 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and for the period from March 1, 1991 (date of quasi-reorganization) through February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfax Group, Inc. as of February 28, 1998 and 1997, and the results of its operations and its cash flows for the fiscal years then ended and for the period from March 1, 1991 (date of quasi-reorganization) through February 28, 1998, in conformity with generally accepted accounting principles.



September 4, 1998

                           FAIRFAX GROUP, INC.
                     (A Development Stage Company)

                             BALANCE SHEETS
                      FEBRUARY 28, 1998 AND 1997

                               ASSETS
                                                  1998         1997
CURRENT ASSETS:
   Cash                                        $  2,758      $  1,020
                                                  2,758         1,020
OTHER ASSETS:
    Judgements receivable                          -                1

TOTAL ASSETS                                   $  2,758      $  1,021


                LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable and accrued expenses       $   537       $    488
  Stockholder notes payable                    14,301          9,190
                                               14,838          9,678

STOCKHOLDERS' DEFICIT:
  Common stock; $.001 par value, authorized
  25,000,000 shares, 6,150,000 issued and
  outstanding                                   6,150          6,150
  (Deficit) accumulated during the
  development sta                             (18,230)       (14,807)
                                              (12,080)        (8,657)

TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT     $ 2,758         $1,021




See Independent Auditor's Report and Accompanying Notes

                          FAIRFAX GROUP, INC.
                     (A Development Stage Company)

                        STATEMENTS OF OPERATIONS
          FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997 AND
                  THE PERIOD FROM MARCH 1, 1991 (Date of
             Quasi-Reorganization) THROUGH FEBRUARY 28, 1998


                                                                   MARCH 1
                                                                   1991 THROUGH
                                   FEBRUARY 28     FEBRUARY 28     FEBRUARY 28
                                      1998             1997           1998
REVENUES:
  Income                           $   -           $    2,676      $    2,676

                                       -                2,676           2,676

COSTS AND EXPENSES:
  Advertising and promotion            -                 -                 49
  Bank service charges                    165             120             401
  Collection costs                     -                1,341           1,341
  Contract labor                          575            -              2,075
  Dues and subscriptions               -                 -                 65
  Interest                                993             796           1,789
  Office supplies                      -                 -                152
  Organizational expense
   - amortization                      -                 -              2,150
  Professional fees                       537              64           5,271
  Salaries and payroll taxes           -                1,772           5,002
  Transfer agent                        1,153             652           2,611
                                        3,423           4,745          20,906

NET (LOSS)                         $   (3,423)      $  (2,069)     $  (18,230)

(Loss) per share data:
  Basic and diluted                $    (0.00)      $   (0.00)     $    (0.01)

  Weighted average shares
   outstanding - basic              6,150,000       6,150,000       1,833,729



 See Independent Auditor's Report and Accompanying Notes

                          FAIRFAX GROUP, INC.
                     (A Development Stage Company)

            STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
               FOR THE PERIOD FROM MARCH 1, 1991 (Date of
              Quasi-Reorganization)THROUGH FEBRUARY 28, 1998


                                                         (DEFICIT)
                                                         ACCUMULATED
                                                         DURING THE
                                       COMMON STOCK      DEVELOPMENT
                                  SHARES      AMOUNT     STAGE         TOTAL

BALANCE AT MARCH 1, 1991          2,150,000   $  2,150   $    -        $   2,150

Net (loss)                           -            -           -             -

BALANCE AT FEBRUARY 29, 1992     2,150,000      2,150        -            2,150

Net (loss)                           -            -           -             -

BALANCE AT FEBRUARY 28, 1993      2,150,000      2,150        -            2,150

Net (loss)                           -            -           -             -

BALANCE AT FEBRUARY 28, 1994      2,150,000      2,150        -            2,150

Net (loss)                           -            -           -             -

BALANCE AT FEBRUARY 28, 1995      2,150,000      2,150        -            2,150

Stock issued at par value
  for cashand judgements
  (9/15/95)                      4,000,000      4,000        -            4,000

Net (loss)                          -            -        (12,738)      (12,738)

BALANCE AT FEBRUARY 29, 1996     6,150,000      6,150     (12,738)       (6,588)

Net (loss)                          -            -         (2,069)      (2,069)

BALANCE AT FEBRUARY 28, 1997     6,150,000      6,150     (14,807)       (8,657)

Net (loss)                        -              -         (3,423)       (3,423)

BALANCE AT FEBRUARY 28, 1998     6,150,000   $  6,150   $ (18,230)    $ (12,080)




 See Independent Auditor's Report and Accompanying Notes

                           FAIRFAX GROUP, INC.
                     (A Development Stage Company)

                        STATEMENTS OF CASH FLOWS
           FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997 AND
                   THE PERIOD FROM MARCH 1, 1991 (Date of
              Quasi-Reorganization) THROUGH FEBRUARY 28, 1998


                                                                   MARCH 1
                                                                   1991 THROUGH
                                    FEBRUARY 28     FEBRUARY 28    FEBRUARY 28
                                      1998             1997           1998

CASH FLOW FROM OPERATING ACTIVITIES:

Net (Loss)                         $  (3,423)      $  (2,069)      $ (18,230)
Adjustments to reconcile net loss
  to net cash (used) in operating
  activities:

Changes in assets and liabilities:
    Other assets                           1            -              4,057
    Accounts payable                      49            (974)           -
    Accrued expenses                   1,111             796             537

  NET CASH (USED) IN OPERATING
  ACTIVITIES                          (2,262)         (2,247)        (13,636)


CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from stockholder payable    4,000           2,095          12,395
  Proceeds from issuance of common
  stock                                 -               -              3,999

NET CASH PROVIDED BY FINANCING
ACTIVITIES                             4,000           2,095          16,394

NET INCREASE (DECREASE) IN CASH        1,738            (152)          2,758

CASH AT BEGINNING OF PERIOD            1,020           1,172            -

CASH AT END OF PERIOD               $  2,758        $  1,020        $  2,758


Supplemental disclosure of cash flow data
- cash paid during the period for:
  Interest                          $    -          $    -          $    -
  Income Taxes                      $    -          $    -          $    -




 See Independent Auditor's Report and Accompanying Notes

                      FAIRFAX GROUP, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997 AND THE PERIOD
                              FROM
 MARCH 1, 1991 (Date of Quasi-Reorganization) THROUGH FEBRUARY
                            28, 1998
               (See Independent Auditor's Report)



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization:

     Fairfax Group, Inc. (the Company) is a development stage enterprise, which was incorporated under the laws of the State of Nevada on March 1982. Subsequent to February 28, 1998, the Company was merged into a newly formed Florida Corporation. Operations have consisted primarily of locating and evaluating potential acquisition candidates that would provide favorable profit opportunities.

     Method of Accounting:

     The company reports the results of its operations using the accrual method of accounting for both financial and income tax purposes. Under this method, income is recognized when earned and expenses are deducted when incurred. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


     Stockholder Notes Payable:

     The stockholder notes payable consists of demand notes to the majority stockholder bearing interest at the prime rate plus two percent adjusted quarterly.


     Income Taxes:

     The Company has no taxable income to date; therefore, no provision for federal or state taxes has been made. The Company may have a net operating loss carryforward at February 28, 1998. No tax assets have been recognized due to the uncertainty of future recovery for tax purposes.

                      FAIRFAX GROUP, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS
 FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997 AND THE PERIOD
                              FROM
 MARCH 1, 1991 (Date of Quasi-Reorganization) THROUGH FEBRUARY
                            28, 1998
               (See Independent Auditor's Report)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

     Computation of Net Loss Per Share:

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. The Company has reflected the provisions of SFAS No. 128 in the accompanying consolidated financial statements for all periods presented. SFAS 128 replaces the presentation of primary Earnings Per Share ("EPS") with a presentation of basic EPS, which excludes dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. During the periods presented, the Company did not have a complex capital structure.


     Related Party Transactions:

     All the income for the fiscal years ended February 28, 1998 and 1997 were derived from collections of certain judgments. These judgments were contributed to the Company by the majority shareholder in exchange for stock during the fiscal year ended February 28, 1996.

     The Company entered into a business lease agreement with an entity affiliated with the majority shareholder as of April 8, 1998. The one year lease includes an annual base rent of $26,400 plus sales tax for office facilities and equipment with an effective date of April 15, 1998. Before this date, the majority shareholder allowed the Company to utilize the office space and equipment for free.

                           FAIRFAX GROUP, INC.
                     (A Development Stage Company)
                        BALANCE SHEET (UNAUDITED)
                            NOVEMBER 30, 1998


                                 ASSETS


CURRENT ASSETS:
   Cash                                            $  1,684
                                                      1,684

   TOTAL ASSETS                                    $  1,684

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable and accrued expenses          $     35
   Stockholder notes payable                         83,975
                                                     84,010

STOCKHOLDERS' DEFICIT:
    Common stock; $.001 par value, authorized
    25,000,000 shares, 6,150,000 issued and
    outstanding                                       6,150
    (Deficit) accumulated during the
    development stage                               (88,476)
                                                    (82,326)

 TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT       $  1,684

                       FAIRFAX GROUP, INC.
                  (A Development Stage Company)

              STATEMENTS OF OPERATIONS (UNAUDITED)
  FOR THE NINE MONTHS ENDED NOVEMBER 30, 1998 AND 1997 AND THE
      PERIOD FROM MARCH 1, 1991 (Date of Quasi-Reorganization)
                    THROUGH NOVEMBER 30, 1998


                                                                    MARCH 1
                                                                    1991 THROUGH
                                    NOVEMBER 30     NOVEMBER 30     NOVEMBER 30
                                       1998            1997            1998
REVENUES:
  Income                            $    -          $     -          $  2,676
                                         -                -             2,676
COSTS AND EXPENSES:
  Advertising and Promotion             127               -               176
  Bank service charges                  135              120              536
  Collection costs                       -                -             1,341
  Contract labor                      9,114               -            11,189
  Dues and Subscriptions                408               -               473
  Insurance                             140               -               140
  Interest                            1,273              722            3,062
  Licenses and Permits                  350               -               350
  Miscellaneous                       1,451               -             1,451
  Office Expense                        930               -             1,082
  Organizational Expense
   - Amortization                      -                  -             2,150
  Professional fees                  12,976              537           18,247
  Rent                               18,656               -            18,656
  Salaries and Payroll Taxes         21,586               -            26,588
  Telephone                           3,100               -             3,100
  Transfer agent                       -                 990            2,611
                                     70,246            2,369           91,152

NET (LOSS)                        $ (70,246)       $  (2,369)        $(88,476)

(Loss) per share data:
  Basic and diluted               $   (0.01)       $   (0.00)         $ (0.03)

Weighted average shares
  outstanding - basic             6,150,000        6,150,000          2,760,580


                           FAIRFAX GROUP, INC.
                      (A Development Stage Company)

    STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
             FOR THE NINE MONTHS ENDED NOVEMBER 30, 1998



                                        COMMON STOCK            ACCUMULATED
                                   SHARES          AMOUNT       DEFICIT

BALANCE AT FEBRUARY 28, 1998       6,150,000       $  6,150       $ (18,230)

Net (Loss)                          -                -            (70,246)

BALANCE AT NOVEMBER 30, 1998       6,150,000       $  6,150       $ (88,476)


                     FAIRFAX GROUP, INC.
                 (A Development Stage Company)

              STATEMENTS OF CASH FLOWS (UNAUDITED)
    FOR THE NINE MONTHS ENDED NOVEMBER 30, 1998 AND 1997
         AND THE PERIOD FROMMARCH 1, 1991 (Date of
         Quasi-Reorganization) THROUGH NOVEMBER 30, 1998


                                                                        MARCH 1
                                                                        1991 THROUGH
                                         NOVEMBER 30     NOVEMBER 30    NOVEMBER 30
                                             1998            1997           1998

CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss)                               $  (70,246)     $    (2,639)   $  (88,476)
Adjustments to reconcile net loss
  to net cash (used) in operating
  activities:

Changes in assets and liabilities:
    Other assets                              -                    1         4,057
    Accounts payable and accrued
    expenses                                    502              224         1,039

NET CASH (USED) IN OPERATING
ACTIVITIES                                  (69,744)          (2,414)      (83,380)

CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from stockholder payable          68,670            2,000        81,065
  Proceeds from issuance of common
  stock                                        -                -            3,999

NET CASH PROVIDED BY FINANCING
ACTIVITIES                                   68,670            2,000        85,064

NET INCREASE (DECREASE) IN CASH              (1,074)            (414)        1,684

CASH AT BEGINNING OF PERIOD                   2,758            1,172          -

CASH AT END OF PERIOD                     $   1,684         $    758      $  1,684


Supplemental disclosure of cash flow data
 - cash paid during the year for:
  Interest                                $    -            $   -         $   -
  Income Taxes                            $    -            $   -         $   -


                             FAIRFAX GROUP, INC.
                        (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
              FOR THE NINE MONTHS ENDED NOVEMBER 30, 1998 AND 1997


1.  Basis of Presentation

    The accompanying financial statements as of November 30, 1998 and for the nine months ended November 30, 1998 and 1997 are unaudited but, in the opinion of management of the Company, contain all adjustment necessary to present fairly the balance sheet at November 30, 1998, and the related statements of operations, stockholders' deficit and cash flows for the nine month period ended November 30, 1998 and November 30, 1997. These adjustments are of a normal recurring nature.

    Certain information and footnote disclosures normally included in financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these financial statements are adequate to make the information presented therein not misleading. For further information, refer to the Company's financial statements and notes thereto for the fiscal years ended February 28, 1998 and 1997.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the nine months ended November 30, 1998 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending February 28, 1999.


2.  Related Party Transactions

    The Company entered into a business lease agreement with an entity affiliated with the majority shareholder as of April 8, 1998. The one year lease includes an annual base rent of $26,400 plus sales tax for office facilities and equipment with an effective date of April 15, 1998. Before this date, the majority stockholder allowed the Company to utilize the office space and equipment for free.

    The stockholder notes payable consists of demand notes to the majority stockholder bearing interest at the prime rate plus two percent adjusted quarterly.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial statements for Fairfax Group, Inc.

1.   Balance Sheets (Audited)
2.   Statements of Operations (Audited)
3.   Statements of Changes in Stockholders' Deficit (Audited)
4.   Statements of Cash Flows (Audited)
5.   Notes to Financial Statements (Audited)
6.   Balance Sheet (Unaudited)
7.   Statements of Operations (Unaudited)
8.   Statements of Changes in Stockholders' Deficit (Unaudited)
9.   Statements of Cash Flows (Unaudited)
10.  Notes to Financial Statements (Unaudited)

     (b) Pursuant to Item 601 of Regulation S-B, the Company includes the following exhibits:

Exhibit No.  Description of Exhibit           Sequential Page No.

(3)          Charter and Bylaws.

   3.1       Articles of Incorporation.

   3.2       Amended Articles of Incorporation

   3.3       Bylaws.

(4)          Instruments defining the rights of
             security holders.

   4.1       Articles of Incorporation*

   4.2       Amended Articles of Incorporation*

   4.3       Bylaws.*

(10)         Material Contracts.

  10.1       Articles of Merger (Agreement and Plan
             of Merger incorporated therein).

  10.2       Business Lease.

  10.3       Ernest Porter Employment Contract.

  10.4       Specimen Sample of Demand Promissory
             Notes made by the Company to Fred Keller.

(27)         Financial Data Schedule.

  27.1       Financial Data Schedule.



  *  Incorporated by reference to Exhibit (3) herein.



                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  FAIRFAX GROUP, INC.



Date:  February 22, 1999          By:/s/Ernest L. Porter
                                     Ernest L. Porter, President